UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                        The Glaubman & Rosenberg Fund LTD

                                (Name of Issuer)
                            Teletouch Communications
                                  COMMON STOCK
                         (Title of Class of Securities)
                                    87951V206
                                   ----------
                                 (CUSIP Number)

                                December 13, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /_X_/     Rule  13d-1(c)
     /___/     Rule  13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.

--------------------------------------------------------------------------------

1) Names of Reporting Persons. The Glaubman & Rosenberg Fund LTD I.R.S. Identification Nos. of Above Persons (entities only)
      11-3632404

--------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]


--------------------------------------------------------------------------------

3)     SEC  Use  Only

--------------------------------------------------------------------------------

4) Citizenship or Place of Organization                    USA

--------------------------------------------------------------------------------



     Number  of  Shares     5)     Sole  Voting Power         254,800
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power      254,800
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

--------------------------------------------------------------------------------

9)    Aggregate  Amount Beneficially Owned by Each Reporting Person
                  254,800

--------------------------------------------------------------------------------

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Item  9

                  5.6%
--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)

                  Corporation
--------------------------------------------------------------------------------

ITEM  1.

(A)   NAME  OF  ISSUER
        The Glaubman & Rosenberg Fund LTD


(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE 650 Laurelton Blvd. Long Beach, NY 11561

ITEM  2.

(A)   NAME  OF  PERSONS  FILING
        Joseph Hain

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
        650 Laurelton Blvd. Long Beach, NY 11561


(C)   CITIZENSHIP
        USA

(D)   TITLE  OF  CLASS  OF  SECURITIES
        Class A

(E)   CUSIP  NUMBER
        87951V206

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___ An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:
                  254,800

      (b)   Percent of class:
            5.6%

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote:
            254,800

      (ii)  Shared power to vote or to direct the vote:
            254,800

      (iii) Sole power to dispose or to direct the disposition of:

      (iv)  Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY



ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP



ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:



                                     By: /s/
                                        ----------------------------
                                        Name: Joseph Hain
                                        Title: President